EXHIBIT 7

May 28, 2013

Centerline Holding Company
100 Church Street, 15th Floor
New York, NY 10007

Ladies and Gentlemen:

Reference is made to that certain Standstill and Exclusivity Agreement, dated as of May 13, 2013 (as amended on May 16, 2013, the “Agreement”) by and between Centerline Holding Company (collectively with its Subsidiaries, the “Company”) and Hunt Capital Partners, LLC (“Acquirer”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

This letter agreement confirms our mutual understanding that:

1.           In consideration of the substantial time and resources devoted by the Parties and their respective Representatives in furtherance of negotiating in good faith to enter into a definitive agreement with respect to the proposed Transaction, clause (i) in the definition of “Standstill Period” set forth in Section 6 of the Agreement is hereby amended to replace the date and time referenced therein with: 11:59 p.m. EDT on May 30, 2013.

2.           The Agreement, as hereby amended, is hereby ratified and confirmed by the parties signatory hereto.  Any reference to the Agreement in any other document or writing shall be deemed to refer to the Agreement as amended hereby.  The execution and delivery of this Agreement is not intended to, and does not, amend, modify or waive any provision of the Agreement except as expressly stated herein.

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Very truly yours,

HUNT CAPITAL PARTNERS, LLC

By:	/s/ Alan T. Fair
Name: Alan T. Fair
Title: President

Acknowledged and agreed:

CENTERLINE HOLDING COMPANY

By:	/s/ Michael Larsen
Name: Michael Larsen
Title: CFO